Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant |_|

Filed by a Party other than the Registrant |X|

Preliminary Proxy Statement |X|

Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) |_|

Definitive Proxy Statement |_|

Definitive Additional Materials |_| Soliciting Material Pursuant to ss. 240.14a-12

THE ALASKA AIR GROUP, Inc. ("the Company-AAG" or "AAG" )

(Name of Registrant as Specified In Its Charter)

Richard D. Foley, Stephen Nieman, Terry K. Dayton, William B. Davidge, Arek Fressadi and ______________________ (Name of Persons Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

No fee required |X|

Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11

1) Title of each class of securities to which transaction applies: Common Stock

2) Aggregate number of securities to which transaction applies: As of ________, 2009, the record date for the meeting, there were ___________ shares of Company common stock outstanding.

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined)

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

|_| Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. 1) Amount Previously Paid: 2) Form, Schedule or Registration Statement No.:

3) Filing Party: Stephen Nieman, Richard D. Foley, Terry K. Dayton, William B. Davidge and Arek Fressadi

4) Date Filed:

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TABLE OF CONTENTS
THE CHALLENGERS' PRELIMINARY FORM OF PROXY OF ALASKA AIR GROUP, INC.

APPENDIX | PROXY CARD AND VOTING INSTRUCTION FORM ("VIF") ..............................................................16-18

(Note to Fellow Stockholders, AAG management and SEC Staff: This is our first edit of our 2009 Preliminary Proxy Statement. To make it easier, I've underlined the copy where significant changes have been made. Hope this helps ... a lot of words here ... too many, if you ask me, which just further complicates trying to get people to work productively together. How about we ditch some of these words and just sit down and start working on solving some of our problems?~~Steve Nieman
p.s. If you find any mistakes, I'd appreciate emailing me at reachus@votepal.com. Tanks.)

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I. PRELIMINARY PROXY STATEMENT AND PRELIMINARY FORM OF PROXY

SOLICITATION, VOTING AND REVOCATION OF PROXIES

Richard D. Foley, Stephen Nieman, Terry K. Dayton, William B. Davidge and Arek Fressadi ______________________: THIS PROXY STATEMENT IS BEING PRESENTED ON BEHALF OF THE PARTICIPANTS AND NOT ON BEHALF OF THE COMPANY-AAG'S BOARD OF DIRECTORS. This proxy statement is a Preliminary copy.

II. ANNUAL MEETING OF STOCKHOLDERS

Scheduled to be held in [time and date]. For more details, please reference the Alaska Air Group, Inc. ("the Company-AAG's)" __________ Preliminary Proxy statement's "Letter to Stockholders" dated ________ 2009 at the beginning of the document.

Note:  Throughout our proxy statement, we reference in its entirety the Company-AAG's April 4, 2009 Definitive Proxy Statement, which can be accessed at EDGAR URL: http://www.sec.gov/___________________________________/.

III. BEGINNING OF THE CHALLENGERS' REMARKS

Greetings to all targeted Alaska Air Group, Inc. shareholders! May we introduce ourselves: We are Steve Nieman, Richard Foley, Terry Dayton, Bill Davidge, Arek Fressadi and ________________. We are the loyal opposition CHALLENGERS for stockholder consideration for our election to the board of directors of the Company-AAG. We are running against the incumbents nominated for re-election by the incumbent board. All _____ of us have consented to be named in the proxy materials. We all have agreed to accept nomination and to serve if elected. For more information on us, see VIII. INFORMATION ABOUT CHALLENGER NOMINEES IX. and PARTICIPANTS IN THE SOLICITATION further down this document.

The CHALLENGERS provide these proxy materials to enable you to exercise your right to vote for their election to the board of directors at the Company-AAG's 2009 Annual Shareholders Meeting.

The management of the AAG has declined to makes these materials available to company stockholders. Therefore, the CHALLENGERS, Richard D. Foley, Stephen Nieman, Terry K. Dayton, William B. Davidge, Arek Fressadi and ______________________ are undertaking to provide you with this Proxy Statement and Proxy Card to enable you to vote for the CHALLENGERS if you so choose.

Our efforts can be considered a tool. In their discretion, the management of the AAG has declined to provide this information to company stockholders, which is within their rights to do. Nevertheless, stockholders are empowered to use this tool we are making available. If they ask us for help, we will assist.

We believe that a fresh and innovative perspective is needed on the board of directors from the strategic stakeholders –– workers, customers and active investors. We believe that management of the Company-AAG would benefit from the shareowners electing all or some of the CHALLENGER candidates.

IV. EXPENSES

The total amount to be spent on this campaign is negligible, and as of Feb. 11, 2009 totals less than $50.

V. HOW WE PLAN TO SOLICIT

We are planning a mailing to a limited number of shareholders, in accordance with Rule 14a-3, 14a-16 and SEC Release 34-55146. In order to supply required information, the dedicated Internet website www.votepal.com will be used primarily as a mirror to the SEC's EDGAR website for publicly available filings we have made. Our Proxy Card and VIF are available as an Appendix at the end of our Proxy Statement.

The web site www.votepal.com will also provide email addresses, a telephone and fax number for shareholders to contact us. It will also reference the Company-AAG's proxy materials. For those who are unable to access the Internet at home or work, many public libraries offer free access to computers and the Internet.

Shareholders can view a paper copy of our Definitive Proxy Statement, which will be available for viewing from 9:00 am to 5:00 pm Monday thru Friday starting on the date we file our Definitive proxy statement until the date of the stockholders meeting on May ___, 2009 at two physical locations: 15204 NE 181st Loop, Brush Prairie, WA and 6040 N. Camino Arturo, Tucson, AZ. Any one of the participants may have a paper copy of our Definitive Proxy Statement in their possession.

It is of the utmost importance that shareholders review the AAG CHALLENGER’s Definitive Proxy Statement in its entirety.  It contains instructions that cannot be easily found anywhere else. However, our materials are available to stockholders for free on www.votepal.com and the SEC's EDGAR website www.sec.gov/. Since EDGAR is a big website, click on the following to more easily find our filings: http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001217150&type=&dateb=&owner=include&start=40&count=40

All access by any AAG stockholder(s) accessing the CHALLENGERS' Proxy Card or VIF on www.votepal.com will come through the Appendix at the end of the proxy statement. The CHALLENGERS' proxy can be mailed, faxed or carried to the meeting to be counted. For 401(k) stockholders, our proxy can be voted electronically (more about that later).

It is our intention to lawfully maximize the use of an Internet website. We will make ourselves available to all media interested in our efforts, and will strive to follow all legal guidelines, requirements and regulations.

VI. WE FAVOR OPEN AND FULL DISCLOSURE

We believe that the more transparent the system, the better-balanced will be the return on human value and capital investment.

And remember, in this great land of America, we enjoy many individual rights, a big one being the guaranteed right of free speech under the U.S. Constitution.  You have the right to take our proxy materials and the-Company AAG's and share them with fellow stockholders as you partake in another sacred right –– the right to VOTE!  Another important right of stockholders is the right to assign your right to vote –– called a legal form of proxy –– to another person.  More on how to do this later in our proxy statement.

VII. VOTING

VII.a. What Am I Voting On?

You are being asked to vote for the election of 9 directors candidates from the offering of ___ nominees and ___ stockholder proposals. Proposal number __ is a proposal that the company legally excluded from its proxy statement due to the SEC granting the company a "no-action" letter. Any votes on this proposal will be presented to the AAG board for its consideration after the meeting.

VII.b. HOW DO I CAST MY VOTE USING THE CHALLENGERS' PROXY CARD AND VOTING INSTRUCTION FORM?

How common stock is possessed determines how it is voted. Employees of the Company-AAG can possess stock in three ways:

  as 401(k) plan participants;
  as beneficial owners including shares bought through the Company-AAG's payroll deduction plan called the Employee Stock Purchase Plan;
  or as registered shareowners

In our Proxy Statement, the employee stockholders will be referred to as either:

  "401(k) employee stockholders"
  "beneficial employee stockholders"
  "registered employee stockholders"

Non-employees can possess stock only as beneficial or registered stockholders. This group will be referred to as either:

  "beneficial" outside stockholders
  "registered" "outside stockholders

There are three ballot cards available to vote in this election:

  The one published and distributed by the Company-AAG at the stockholder's meeting
  Broadridge Financial Solutions, Inc. referred to as ("Broadridge")
  The CHALLENGER's

From the Company-AAG's ____________, 2009 Preliminary Proxy Statement, page ___:

"At the record date, ______________ shares were held in trust for Alaska Air Group 401(k) plan participants. The trustees, Vanguard and Fidelity, sent a proxy statement, an annual report and a voting instruction form to each participant who held shares through the Company’s 401(k) plans at the record date. The trustee will vote only those shares for which instructions are received from participants. If a participant does not indicate a preference as to a matter, including the election of directors, then the trustee will not vote the shares on such matters.

"To allow sufficient time for voting by the trustee, please provide voting instructions no later than 11:59 p.m. on __________, 2009. Because the shares must be voted by the trustee, employees who hold stock through the 401(k) plans may not vote these shares at the meeting."

For both 401(k), beneficial and registered employee and outside stockholders, there is a Voter Control Number ("VC#") that can be obtained from either postal-mailed or emailed proxy materials from proxy mailer and tabulator companies on behalf of either the Company-AAG, your banker or broker.

VC#s in this contest will be provided by Broadridge, and uniquely identify each owner's stock holdings.

In 2003, 2004, 2005, 2006, 2007, 2008 and _____, we received guidance from the staff of the SEC that they would not object to stockholders writing their VC#s on the CHALLENGER proxy ballot card or VIF.

Unfortunately, an additional step is required for beneficial employee stockholders and beneficial outside stockholders to vote for the CHALLENGERS. They will need to request a letter of permission to vote their shares as they see fit, called a "legal form of proxy", which releases their shares to be voted by the beneficial owner and not the stockholder's banker, broker, trustee or Broadridge. Generally it's one-page long.

These legal forms of proxies need to be obtained and then in writing on the letter designate "The AAG CHALLENGER PROXY COMMITTEE is my legal proxy." [The AAG CHALLENGER PROXY COMMITTEE is composed of Stephen Nieman and Richard D. Foley or their designee(s).] With this authorization we will vote your shares as we instruct below on our proxy card and VIF. Then mail or fax those proxy letters to The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483. Timeliness is important. If the authorized legal form of proxy letter does not accompany the ADP's or the CHALLENGERS' proxy card and VIF, that vote might not be counted.

At present, the quickest and most efficient way to obtain a legal form of proxy is by phoning Broadridge's system at (800) 690-6903 or accessing Broadridge's Internet site at www.proxyvote.com/. Follow the prompts or clicks to check the box that says: "Place X here if you plan to attend and vote your shares at the meeting."

In the past, we have had discussions with management of the the New York Stock Exchange, Automatic Data Processing Proxy Services ("ADP"), and various brokerage house including Smith Barney and Edward Jones regarding easier methods for stockholders to request and receive legal forms of proxies. As the system works now, the only way to obtain a legal form of proxy is to check a box on a proxy card or VIF that says: "Place X here if you plan to attend and vote your shares at the meeting." We have suggested the procedure be a simple link on the Home Page of brokerage houses' or ADP's proxyvote.com websites that a stockholder could click on and download their legal form of proxy in a matter of a minute. It could then be forwarded to any individual or committee by email or fax to vote your shares on your behalf.

In the March 15, 2006 letter to Mr. Richard J. Daly then Group Co-President of ADP, we asserted that in our opinion a supposition must be made by shareholders from ADP's VIF in order to obtain a legal form of proxy. Instead of a potentially confusing statement "Place X here if you plan to attend and vote your shares at the meeting", we feel there should be a checkbox that simply says "Send me a Legal Proxy." There is no requirement that a stockholder must attend the meeting in order to receive a legal form of proxy. We told Mr. Daly that we feel this instruction as written is materially misleading.

A reminder—shareholders are entitled to only one vote per share, and the later-dated proxy card of VIF, either by the CHALLENGER'S, the Company-AAG's or ADP's will count.

In order for all categories of stockholders to accurately identify themselves and enhance the potential that their proxy will be counted, they may voluntarily write in their VC#(s) on our proxy card and send it to us either by fax or postal mail according to instructions in this proxy statement and as published on www.votepal.com/. Don't forget your authorized legal form of proxy letter. There is a possibility that if a shareholder uses the CHALLENGER's proxy card without a proper authorized legal form of proxy, the votes on the CHALLENGER's card may not be counted properly.

Please remember if you are downloading and transmitting our proxy cards FILL IN THE NECESSARY INFORMATION TO ACCURATELY IDENTIFY YOURSELF AND THE NUMBER OF SHARES YOU OWN TO VOTE. INCLUDE THE VC# AND THE AUTHORIZED LEGAL FORM OF PROXY LETTER. THEN LEGIBLY SIGN IT AND PRINT YOUR NAME BELOW YOUR SIGNATURE.

WE CAN'T STRESS ENOUGH THE IMPORTANCE OF YOUR AUTHORIZED LEGAL FORM OF PROXY, THE VC# AND LEGIBLE SIGNATURE. Without it being properly included, your proxy ballot or VIF will not be a valid form of proxy and will not be counted.

We will be collecting our proxy cards by mail and fax. On www.votepal.com in the Appendix at the end of our proxy statement published on EDGAR, a proxy card will be available that interested shareholders can view or download, fill in, sign and mail to The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483.

For 401(k) employee stockholders, you will have to vote properly to complete the requirement that the Vanguard and the Fidelity trustees be notified of your voting instructions. To allow sufficient time for voting by the trustee, the instructions provided by the trustee must be closely followed. Because the shares must be voted by the trustee, employees who hold stock through the 401(k) plans may not vote these shares at the meeting. (see the Company-AAG's ______, 2009 Preliminary Proxy Statement on pages _____ under the heading "How are shares voted that are held in a Company 401(k) plan?").

Please note that at this time the management of the Company-AAG is not required to include names of all SEC-qualified candidates on the 401(k) employee stockholders' VIF.

In all previous years, we have tried to obtain the Company-AAG's permission to allow their incumbent candidates to be published on the CHALLENGER proxy card and VIF so there would be at least one ballot available before the meeting with ALL candidate names on it, but the Company-AAG either refused or never responded (and never explained why).

In 2005, 2006, 2007 and 2008, Vanguard published and mailed letters instructing how 401(k) AAG plan participants could vote for the CHALLENGERS. And in 2007 and 2008, 401(k) stockholders were empowered for the first time to use the official "Broadridge/ADP system" to vote their preferences. The CHALLENGERS prefer this method of voting by 401(k) stockholders for our candidates and proposals, although 401(k) stockholders can vote the CHALLENGER VIF and send it to The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483. We will ensure that the Vanguard and Fidelity trustees receive these proxies by the deadline. Be sure to include your VC#.

VII.c. HOW DO I CAST MY VOTE USING THE COMPANY-AAG'S PROXY CARD AND VIF?

For 401(k) employee stockholders, you will have to vote properly to complete the requirement that the Vanguard and Fidelity trustees be notified of your voting instructions. (See discussion above).

However, since our candidates have been withheld from the Company-AAG's VIF [see the Company-AAG's April 4, 2009 Preliminary Proxy Statement at the tail end; our names were also withheld in years 2003, 2004, 2005, 2006, 2007, 2008 and _______ (which was never explained by Company-AAG management)], registered and beneficial stockholders will need to VOTE A PROXY CARD THAT WILL BE AVAILABLE ONLY AT THE END OF OUR PROXY STATEMENT, which will be available at EDGAR and www.votepal.com/. Please note that the management of the Company-AAG is not required to include the names of the CHALLENGER nominees on the AAG'S proxy card and VIF.

In our opinion, we believe all AAG stockholders have the right to vote for the CHALLENGERS using the Proxy Card/VIF published by the Company-AAG as well as Broadridge's. These proxy cards do NOT belong to management. They are property of the shareholders. BUT, for now this is the system. You must properly execute voting these proxy cards, which isn't easy when trying to vote for the CHALLENGERS. (Remember, you are empowered at all times to vote the ballot card or VIF of the CHALLENGERS that is available at the end of our proxy statement on www.votepal.com and EDGAR):

  If you're a registered or beneficial shareholder, you can access the Company-AAG's Proxy Statement and Proxy Card published with the SEC at: http://www.sec.gov/Archives/edgar/______________________/, and copy or print out the last two pages. Then simply by hand line out the named proxies William S. Ayer and Keith Loveless and write in "The AAG CHALLENGER PROXY COMMITTEE is my legal proxy". Then mail the card to The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483. If you're a beneficial owner, be sure to obtain and attach an authorized legal form of proxy from Broadridge. This can be most quickly obtained by phoning ADP's system at (800) 690-6903 or accessing Broadridge's Internet site at www.proxyvote.com/. Follow the prompts or clicks to check the box that says: "Place X here if you plan to attend and vote your shares at the meeting." Then after printing, write by hand anywhere on the form "The AAG CHALLENGER PROXY COMMITTEE is my legal proxy". Then mail the card to The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483.
  If you received your proxy materials from the-Company AAG by mail, you can use the same procedure described above. Then mail the VIF to The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483. Be sure to obtain and attach your authorized legal form of proxy letter from Broadridge using the instructions above if you own beneficially.
  If you received your VIF electronically from Broadridge, you will first need to obtain and attach a legal form of proxy from Broadridge using the instructions written above, and then write by hand anywhere on the form "The AAG CHALLENGER PROXY COMMITTEE is my legal proxy". Then mail the VIF to the The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483. Be sure to obtain and attach an authorized legal form of proxy from Broadridge using the instructions written above.
  For 401(k) plan participants whose shares are held in trust by Vanguard (we have not heard from Fidelity), vote the CHALLENGERS' VIF that you will receive in the mail. You will be empowered to vote electronically or telephonically, which will be the quickest way right up to the midnight EDT deadline on _______, 2009.

Again, all CHALLENGER proxies can be mailed or faxed to:

The AAG CHALLENGER PROXY COMMITTEE
c/o Steve Nieman
Box 602
Brush Prairie, WA 98606 | FAX (360) 666-6483

Unfortunately, currently there is no way to electronically pencil "write in" CHALLENGER candidates on an Broadridge electronic ballot and have it properly voted.

That's why your only recourse is to get things on paper and either mail or fax to: The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483.

In our opinion, we assert that since postal or electronically-mailed VIFs to beneficial owners come from Broadridge and not the Company-AAG—that those proxy cards MUST contain the CHALLENGERS' names and a link to the CHALLENGERS' VIF and proxy card at www.votepal.com/. In our opinion, a failure to do that would indicate that Broadridge is soliciting proxies just for the Company-AAG, and should be required to make all necessary filings with the SEC in the Company-AAG's Proxy Statement as Participants in the Company-AAG's solicitation.

VII.d. YOU MAY VOTE IN PERSON AT THE MEETING

At the stockholders meeting, stockholders will finally be able to secure a ballot with all twelve candidates on it distributed by management of the Company-AAG. At least that's what happened in years 2003, 2004, 2005, 2006, 2007 and 2008. At the meeting, stockholders can use this ballot card. For employee and outside stockholders, if you hold your beneficial shares through a bank or broker, you must in sufficient time before the meeting CONTACT BROADRIDGE TO RECEIVE A LEGAL FORM OF PROXY, by checking the box on your VIF that says "Place X here if you plan to attend and vote your shares at the meeting" and bring the legal proxy with you in order to vote at the meeting.

401(k) employee stockholders cannot vote their voting instructions at the shareholders meeting.

WE BELIEVE THAT ALL STOCKHOLDERS SHOULD BE ENTITLED TO THE LEAST COSTLY AND SIMPLEST METHOD OF OBTAINING A LEGAL FORM OF PROXY AND VOTING FOR APPROVED CANDIDATES OF THEIR CHOICE. THE INTERNET IS AN AFFORDABLE AND EFFICIENT RESOURCE, WHICH WE ARE UTILIZING.

VII.e. What If I Change My Mind After I Submit My Proxy?

If the CHALLENGER'S proxy card is signed with a voting direction indicated, the proxy will be voted according to the direction given. If no direction is given with respect to a proposal, the proxy will be voted as follows with respect to any such proposal (listed in the order of presentation and mostly using the same numbering as the Company-AAG's ballot card/VIF on the last pages of its _______, 2009 Preliminary Proxy Statement): FOR CHALLENGER director candidates Richard D. Foley, Stephen Nieman, Terry K. Dayton, William B. Davidge, Arek Fressadi and ______________________, AGAINST Proposal __, and FOR proposals __ through __.

Before the polls close at the meeting, you may revoke your proxy and change your vote by submitting a later-dated proxy. Before the day of the meeting, you may do this by contacting the CHALLENGERS via fax at (360) 666-6483, toll free phone call at 1-866-2-vote-us (1-866-286-8387) or email to reachus@votepal.com.

VIII. INFORMATION ABOUT CHALLENGER NOMINEES

Mr. Richard De Wayne Foley, 62, retired 32-year railroad conductor and President of The Foley Group. Mr. Stephen Nieman, 56; pilot for Horizon Air since 1978; Mr. Terry K. Dayton, 53, communications agent for Horizon Air since 1985; Mr. William B. Davidge, 50, aircraft mechanic for Horizon Air since 1986; and Arek Fressadi, Managing Member of Arek Fressadi LLC. For more information, see below.

IX. PARTICIPANTS IN THE SOLICITATION

Richard D. Foley, Stephen Nieman, Terry K. Dayton, William B. Davidge, Arek Fressadi, Donelle M. Nieman, Chadler W. Nieman and _________________________ are participants in the solicitation. Neither Mr. Foley, Mr. Fressadi nor Mr. Chad Nieman own any of the Company-AAG's stock.

As of Jan. 1, 2009, Mr. and Mrs. Nieman co-owned approximately 500 shares of the Company-AAG's.

As of Jan. 1, 2009, Mr. Dayton owned a total of approximately 400 shares of the Company-AAG's stock.

As of Jan. 1, 2009, Mr. Davidge owned a total of 2,000 shares of the Company-AAG's stock.

Neither Richard Foley, Steve Nieman, Terry Dayton, Carl Olson, Bill Davidge, Arek Fressadi, Donelle Nieman, Chad Nieman nor _____________ has any family relationship with any of the officers or directors of the Company-AAG, nor are they parties to, or in any way involved in any securities litigation involving the Company-AAG or any other registrant. None of them are promoters or control persons. None of them have been in involved in any bankruptcy petitions or proceedings. Mr. Foley is involved in one lawsuit against an unrelated publicly-NYSE-traded company. None of them have been involved in any type of transaction or any other type of business relationship with the Company-AAG, other than Mr. Steve Nieman's employment as a pilot, Mr. Dayton's employment as a communication agent and Mr. Davidge's employment as an aircraft mechanic with Horizon Air (Mr. Chad Nieman is a furloughed pilot from Horizon Air). None of them have been involved in any solicitation of any registrant within the last five years, other than the solicitations at the AAG since 2003. None of them have received any payment or income, other than Mr. Nieman's, Mr. Dayton's and Mr. Davidge's within the normal course of their regular employment.

RICHARD DE WAYNE FOLEY

Address: 6040 N. Camino Arturo Tucson, AZ 85718  Phone: (520) 742-5168

Personal statement from Mr. Foley:
I am a participant in the challenging solicitations of votes of the shareholders of the company for election to the Board of Directors and in favor of certain shareholder proposals listed in both the company’s proxy statement and in the CHALLENGERS' proxy statement.

I am not now, nor have I ever been accused of, or convicted of any crime.

I have no financial agreements, litigation or understandings with any shareholder of the company, or any other individual or party /on /or /in /any manner /or connection to the company.

I have and will accept limited appointment from shareholders to lawfully represent them as their proxy in accordance with their private instructions.  I have not, nor do I anticipate ever accepting a proxy appointment from any shareholder of their investment power rights of share ownership.

I am not now, nor have I ever been a shareholder of the company directly, indirectly, beneficially or in any other manner. I have accepted shareholders and employee shareholders of the company proxies only for communication and voting purposes only.

I am President & CEO. The Foley Group ("TFG") November 1989 to present.  Principal business: Consulting; Shareholder services & computer mapping. TFG was incorporated in November 1989. Please note that TFG has no corporate involvement with any shareholder actions at the Company-AAG; nor are any of its officers, workers or associates in the Company-AAG.  TFG owns no shares of the Company-AAG either beneficially or in any other manner; nor does it have any business relationships, past, existing or contemplated with the AAG; nor any purchase or ownership, the voting of any proxies, or the withholding of any proxies of the Company-AAG's stock.

I am a founder of OU® (Ownership Union), and serve as Chairman. OU® is a registered federal labor union started in 2002. Address: Box 602, Brush Prairie, WA 98606  OU® does not own any shares of the company, and as an entity is not a participant in any shareholder activities at the company.

I am a founder of ACTIPATE LLC and a founder Board member of Downwind Corp, which are involved in the business of small aircraft acquisition, operation and pilot training.  ACTIPATE LLC & Downwind Corp do not own any shares of the company, and as entities are not participants in any shareholder activities at the company.

Hopefully, I have via this letter provided to the stockholders and company management all required information in compliance with SEC regulation and the nomination requirements of the governance documents of the company.  I do note that for six-plus years company management has been in possession of all, or nearly all this information.

I assert that, for all practical purposes, we have already provided all required information in the 2009 Challengers Preliminary Proxy SEC Edgar filing, including the information relating to nominees unnecessarily duplicated as requirements in the company’s governance documents.  I believe that for company management to take the position that they are entitled to onerous duplication of document information already in its possession could well constitute harassment and an attempt to chill its shareholders from exercising their rights by parsing the purposes for which those rights were defined and created.   If the SEC staff or company management has need of further information concerning me, please advise me in a timely fashion so that I may respond expeditiously within the required time frame.

STEPHEN NIEMAN

Pilot for Horizon Air since December 1978.

Business Address: Horizon Air 8070 N.E. Air Trans Way, Portland, OR 97218

Home Address: 15204 NE 181st Loop, Brush Prairie, WA 98606 Phone: (360) 687-3187

Founder and President of OU® (Ownership Union), which is a registered U.S. federal labor union started in 2002. Address: Box 602, Brush Prairie, WA 98606. Founder board member of Downwind Corp and founder and managing member of ACTIPATE LLC. OU®, Downwind Corp and ACTIPATE LLC do not own any shares of the company, and as entities are not participants in any shareholder activities at the company.

Mr. Nieman has not been convicted in a criminal proceeding.

Mr. Nieman is acquainted with many worker shareowners of the registrant.

Steve Nieman is not a "significant employee" of the Company-AAG as described in the SEC regulations S-K.

TERRY K. DAYTON

Communications agent in Spokane, WA for Horizon Air since 1985.

Business Address: Horizon Air 8070 N.E. Air Trans Way, Portland, OR 97218

Home Address: 10510 E. 6th Avenue, Spokane Valley, WA 99206  Phone (509) 922-2531

Member of the OU® (Ownership Union).

Mr. Dayton has not been convicted in a criminal proceeding.

Mr. Dayton is acquainted with many worker shareholders of the registrant.

Terry Dayton is not a "significant employee" of the Company-AAG as described in the SEC regulations S-K.

WILLIAM B. DAVIDGE

Aircraft mechanic in Portland, OR for Horizon Air since 1986.

Business Address: Horizon Air 8070 N.E. Air Trans Way, Portland, OR 97218

Home Address: 51439 EM Watts Road, Scappoose, OR 97056  Phone: (503) 543-5161

Member of the OU®  (Ownership Union). Founder board member of Downwind Corp and founder of ACTIPATE LLC. OU®, Downwind Corp and ACTIPATE LLC do not own any shares of the company, and as entities are not participants in any shareholder activities at the company.

Mr. Davidge has not been convicted in a criminal proceeding.

Mr. Davidge is acquainted with many worker shareholders of the registrant.

Bill Davidge is not a "significant employee" of the Company-AAG as described in the SEC regulations S-K.

AREK FRESSADI

Managing Member, Arek Fressadi LLC. Principal business: Real Estate Development/ Construction

Address: 10780 S. Fullerton Road, Tucson, AZ 85736 Phone (520) 822-1013

Mr. Fressadi has not been convicted in a criminal proceeding.

DONELLE M. NIEMAN

Home Address: 15204 NE 181st Loop, Brush Prairie, WA 98606 Phone: (360) 687-3187

Mrs. Nieman is acquainted with many worker shareholders of the registrant. She has been married to Steve Nieman for 35 years this June.

Mrs. Nieman has not been convicted in a criminal proceeding.

CHADLER W. NIEMAN

Home Address: 6329 NE Emerson St. Portland OR 97218 Phone: (503) 284-6944

Mr. Nieman is acquainted with many worker shareholders of the registrant. He is the eldest son of Stephen and Donelle Nieman.

Mr. Nieman has not been convicted in a criminal proceeding.

X. ELECTION OF DIRECTORS

For additional information on the election of directors and the following shareholder resolutions, we direct you to the Company-AAG's _______, 2009 Definitive Proxy Statement pages ______, under the headings "How many votes must the nominees have to be elected?", "How many votes must the proposal ________________ receive in order to pass?", and "Vote Required and Recommendation of the Board of Directors."

X.a. Proposal No. 1 Election Of Directors

The CHALLENGER candidates have consented to be named in this proxy, and to serve if elected. The CHALLENGER nominees are:

Mr. Richard De Wayne Foley; Mr. Stephen Nieman; Mr. Terry K. Dayton, Mr. William B. Davidge, Mr. Arek Fressadi and ______________________.

The AAG's Board of Director nominees are published on pages ______ of the Company-AAG's _____, 2009 Definitive Proxy Statement. They are: __________________________________________.

In the election of directors, from the ______ nominees who receive the highest number of FOR votes, nine will be elected (see the Company-AAG's April 4, 2009 Definitive Proxy Statement pages 5-6).

You may vote FOR or you may WITHHOLD authority to vote for each nominee for director.

X.b. Further Matters

This is our seventh consecutive campaign at the-company AAG. We have performed campaigns in 2003, 2004, 2005, 2006, 2007, 2008 and now in 2009. We have had various contacts with the management of the AAG and the board during these years, but have failed to convince them of the merit of empowering all stakeholders to feel and act as owners in real ways; i.e., by owning pro-rata share units of productive company assets, which empowers them to legitimately participate in the governance of our company.

We believe the current power structure of an unaccountable elite in organized management and organized labor, when combined with a generally absentee institutional stockholder group, opposes the organic way wealth is created: day-in-and-day-out interactions by workers, customers and investors using corporate tools and assets. We believe this current power structure has failed to get diverse groups of stakeholders to work together at AAG companies. In our opinion, the glue, the missing substance that could help bring and hold these groups together is co-ownership of physical assets of the corporation, which could be accomplished in a variety of simple ways. The current structure of 85%-plus ownership of the shares by large institutional corporate holders, who hold ultimate power in the corporation via proxy voting, goes against the grain of building equity in an enterprise over long periods of time by the people supplying their labor, consumption patronage and direct investment.

Ownership-sharing of productive capital assets (represented by ownership of securities instruments such as common or preferred stock, which is one way), could lower ever-climbing fixed costs covering employee compensation and benefits. Other ownership vehicles could also be utilized, such as an internal monetary system that could deliver an equivalent "money's worth" valuing system. Lower fixed hourly-wage costs could be supplemented by variable income from other capital sources, such as larger payouts of profit sharing, stock grants, worker performance bonuses, the installation of a full voting pass-through ESOP, appreciation of the share price and other non-cash wealth benefits, such as payment in what the airline produces: positive space tickets to stakeholders that could be consumed or sold at the stakeholder's discretion. Additionally, we support direct ownership by strategic participants of workers, customer and investors of the company's major income-producing assets such as its airliners through alternative forms of equity financing such as capital rent. There are much cheaper yet productive ways to finance the company's requirement for affordable capital. We also advocate initial and recurrent training to build and maintain a corporate ownership culture as described by the Center for Economic and Social Justice called JBM –– Justice Based Management (click on: http://cesj.org/jbm/articles-jbm/brief-jbm.htm/).

If only part of the CHALLENGER slate is elected, we will occupy a minority of the board, but will have the opportunity to convince the majority as to the viability of our plans outlined briefly above. There is no assurance that we will be able to successfully carry out what we advocate and foresee for the future. We will fulfill the duties required of directors, and represent all shareholders equally to the best of our ability.

XI. SHAREHOLDER PROPOSALS

We believe we have complied with the Company-AAG's Bylaws, Article II Meeting of Stockholders, Section 9 Proper Business for Stockholders' Meetings by filing all of our proposals with the Corporate Secretary by the December 5, 2008 deadline.

In our opinion, proposals ________ that currently exist in the AAG's ________, 2009 Preliminary Proxy Statement are all written as binding on the board if they obtain the proper vote totals. In order to accomplish the changes that are being voted upon, the proposals ________ demand an amendment to the company's bylaws and/or the certificate of incorporation. To some, binding or non-binding is in the eye of the beholder. We assert that they are binding, but acknowledge that under Delaware law the board has a lot of latitude. Obviously, the courts might have to decide some of these contentions if the board did not act on a proposal that, if properly written, was binding.

Proposal number ________ is a proposal that the company legally excluded from its proxy statement due to the SEC granting the company a "no-action" letter. Any votes on this proposal will be presented to the AAG board for its consideration.

Regarding passage, please reference the Company-AAG's ________, 2009 Definitive Proxy statement page __ under the heading "How many votes must the proposal ________ receive in order to pass?"

Proposal No. 3 CUMULATIVE VOTING

RESOLVED, that our board initiate in 2009 the appropriate process to amend our company’s certificate of incorporation to ensure that cumulative voting is permitted to elect director nominees to the board.

This binding proposal does not infringe on the right of our board and management to determine in its discretion the best method to implement cumulative voting if shareholders support it with a majority vote.

Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected.  A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit.  Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Proposalist Terry Dayton, a Horizon Air communications agent, has notified the Alaska Air Group, Inc. ("AAG") that he intends to present the following proposal at the 2009 Annual Meeting.

SUPPORTING STATEMENT

At our company in 2008, cumulative voting won 52% of the vote, and in 2005 it won 56% of the vote.  Cumulative voting also received 55%-support at General Motors in 2006 and 54% at Aetna.  The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions.  Most importantly cumulative voting encourages management to optimize shareholder value by making it easier for minority stockholder groups (such as workers) to gain board representation.  It represents a powerful incentive for improved management of our company.

This proposal is particularly important because our company has under performed its peers over one-year,  three-year and five-year periods.  Additionally we still have plurality voting, no shareholder right to call a special meeting or act by written consent, and our board lacks representation by the strategic stakeholders of workers and customers.

Vote Yes on Proposal No. 3 for Cumulative Voting

(For more information on this proposal, please visit www.votepal.com/)

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4 – SHAREHOLDER SAY ON EXECUTIVE PAY

RESOLVED, that shareholders request our board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement’s Summary Compensation Table and the accompanying narrative disclosure of material factors provided to understand the Summary Compensation Table (but not the Compensation Discussion and Analysis).  The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officers.

William Davidge, a Horizon Air aircraft mechanic, of 51459 EM Watts Road, Scappoose, OR  97056 submitted this proposal.

Statement of William Davidge

Investors are increasingly concerned about mushrooming executive pay especially when it is insufficiently linked to performance.  In 2008, shareholders filed close to 100 “Say on Pay” resolutions.  Alaska Air was one of ten companies where shareholders voted more than 50% for “Say on Pay” – 54% based on yes and no votes.  The Cumulative voting proposal by Terry Dayton also exceeded a 50% vote at our 2008 annual meeting.

The Council of Institutional Investors www.cii.org recommended timely adoption of shareholder proposals upon receiving their first vote exceeding 50%.  Large numbers of shareholder have been know to withhold votes from directors who do not adopt shareholder proposals receiving more than a 50% vote.

"There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with research firm The Corporate Library.  Shareholders at Wachovia and Merrill Lynch did not support "Say on Pay" ballot proposals in 2008.  These investors don't have much of a say on anything now.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive pay.  The results of this vote would provide the board and management with useful information about shareholder views on the company’s senior executive pay.

Aflac submitted an Advisory Vote in its 2008 proxy resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package.  To date eight other companies have also agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Blockbuster and Tech Data.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: “RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process.  An advisory vote on executive compensation is another step forward in enhancing board accountability.”

The Council of Institutional Investors endorsed advisory votes and a bill to allow annual advisory votes passed the House of Representatives by a 2-to-1 margin.  As presidential candidates, Senators Obama and McCain supported the Advisory Vote.

I urge our board to allow shareholders to express their opinion about senior executive pay.

Shareholder Say on Executive Pay – Yes on 4

(For more information on this proposal, please visit www.votepal.com/)

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Proposal No. 5 REFORMING SECURITIES CLASS ACTIONS

Stephen Nieman, a Horizon Air captain, of 15204 NE 181st Loop, Brush Prairie, WA 98606 submitted this proposal.

BE IT RESOLVED: That the shareholders of Alaska Air Group, Inc. hereby recommend that the Board of Directors initiate the appropriate process to amend the Company’s certificate of incorporation to provide for a partial waiver of the “fraud-on-the-market” presumption of reliance created by the Supreme Court in Basic v. Levinson, 485 U.S. 224 (1988).

Specifically, the amendment should apply to any suit alleging violations of Rule 10b-5 of the Securities Exchange Act of 1934 against the Company, its officers, directors or third-party agents.  The partial waiver would apply to suits alleging reliance on the “fraud-on-the-market” presumption.  The waiver would limit damages to disgorgement of the defendants’ unlawful gains from their violation of Rule 10b-5.  The amounts disgorged would be distributed to shareholder members of the class.  The corporation should also commit to paying the reasonable expenses and attorneys’ fees of the shareholder who brings such a claim, subject to approval by the Board of Directors.

SUPPORTING STATEMENT

Securities fraud class actions impose enormous costs on public companies while providing little benefit to shareholders.  This proposal, suggested by Professor Adam Pritchard of the University of Michigan, would limit damages in secondary market securities class actions, i.e., suits brought against the Company when it has not sold securities during the time that its common stock was allegedly distorted by a material misrepresentation.  See: http://www.cato.org/pubs/scr/2008/Stoneridge_Pritchard.pdf;
http://www.law.com/jsp/nlj/PubArticleNLJ.jsp?id=1202424567666
http://www.securitiesdocket.com/2008/11/17/guest-column-can-shareholders-waive-the-fraud-on-the-market-presumption-of-reliance/

Currently, such suits effectively result in a “pocket shifting” of money from one group of shareholders (those who continue to hold the company’s shares) to another (those who bought during the time that the price was distorted by fraud).  Frequently, shareholders will be members of both groups simultaneously, which means they are paying themselves compensation in securities class actions.

Sometimes the corporation pays directly for the settlement, and sometimes it pays indirectly in the form of insurance premia, but either way these settlements come out of funds that the corporation could use to pay dividends or make new investments.  Almost never do the officers who actually made the misrepresentation have to contribute to the settlement.  Consequently, suits provide minimal compensation and, worse yet, scant deterrence of fraud.  The only clear winners under this scheme are the lawyers who bring the suits, and those who defend them, who profit handsomely from moving the money around.

The proposed amendment would substantially reduce the incentive of plaintiffs’ lawyers to file suit against the Company in response to a drop in the Company’s stock price.  Currently, the enormous potential damages are a powerful incentive for plaintiffs' lawyers to bring even weak suits and a powerful incentive for companies to settle, even if they believe that they would win at trial.

Under the proposal, lawsuits would instead target officers of the Company who reaped large stock option gains or other incentive compensation as the result of fraud, thereby penalizing the party actually responsible for the fraud.

We urge shareholders vote for proposal No. 5.

(For more information, please visit www.votepal.com/)

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APPENDIX TO CHALLENGER PROXY STATEMENT

PROXY CARD AND VOTING INSTRUCTION FORM

THIS PROXY IS NOT BEING SOLICITED ON BEHALF OF THE COMPANY-AAG'S BOARD OF DIRECTORS.

The filling out with the required and necessary personal information and submission of this Proxy Card is voluntary.

VOTER CONTROL NUMBER  ____________________________________________

The undersigned hereby appoints Stephen Nieman and Richard D. Foley proxy, with full power of substitution, to vote with the same force and effect as the undersigned at the Annual Meeting of the Stockholders of the Alaska Air Group, Inc. scheduled to be held at the at the [time and date], and any adjournment or postponement thereof.

To decline to vote, do not fill out this card.

(THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED.) This proxy, when properly executed, will be voted in the manner directed herein. Please date, sign and send your proxy card back today.

When completed and signed, this proxy/voting instruction form will be voted as you have directed. If no direction is given, it will be voted FOR ALL OF THE CHALLENGER NOMINEES IN THE ORDER PRESENTED ON THE PROXY CARD OR VOTING INSTRUCTION FORM (nominee numbers (01)/(02)/(03)/(04)/(05)/(06)/(07)/(08)/(09) in Proposal 1.

You may vote FOR or you may WITHHOLD authority to vote for each nominee for director. Below write the names of the director nominees in the space marked "FOR" if you wish to vote for them. To withhold a vote for a nominee, write the name of the nominee in the space marked "WITHHOLD":

PROPOSAL NO. 1: ELECTION OF DIRECTORS—CHALLENGER NOMINEES:

(01) Richard D. Foley (02) Stephen Nieman (03) Terry K. Dayton (04) William B. Davidge (05) Arek Fressadi and ______________________

FOR ___________________________________________________________________

WITHHOLD ____________________________________________________________

WRITE-IN AAG CANDIDATES FOR or WITHHOLD VOTES:

________________________________________________________________________

________________________________________________________________________

________________________________________________________________________

________________________________________________________________________

ADDITIONAL DETAILS OF THE 2009 SHAREHOLDER PROPOSALS CAN BE FOUND IN THE COMPANY-AAG'S _______, 2009 Definitive PROXY STATEMENT on pages ________.

You may vote FOR or AGAINST or ABSTAIN on the shareholder proposals. If you ABSTAIN from voting on any proposal, the abstention has the same effect as a vote against such proposal.

FOR / AGAINST / ABSTAIN / No. 3 –– CUMULATIVE VOTING / / / / / / Recommend vote FOR Proposal 3. If no direction is given, the proxy will be voted FOR Proposal 3.

FOR / AGAINST / ABSTAIN / No. 4 –– SHAREHOLDER SAY ON EXECUTIVE PAY / / / / / / Recommend vote FOR Proposal 4. If no direction is given, the proxy will be voted FOR Proposal 4.

FOR / AGAINST / ABSTAIN / NO. 5 –– REFORMING SECURITIES CLASS ACTIONS / / / / / / Recommend vote FOR Proposal 5. If no direction is given, the proxy will be voted FOR Proposal 5.

*Note* In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or at any adjournments or postponements thereof.

PLEASE SIGN, DATE AND RETURN TODAY. THANK YOU!

DATE _______________, 2009

Legible Signature ____________________________________________________

Print Name __________________________________________________

Title(s) ___________________________

Legible Signature ____________________________________________________

Print Name __________________________________________________

Title(s) ___________________________

NOTE: Please sign legibly exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

END of CHALLENGER 2009 Preliminary Proxy Statement